Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

February 22, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Lilyanna Peyser

Re:	Galaxy Payroll Group Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed January 27, 2023

File No. 333-269043

Dear Mr. Fetterolf and Ms. Peyser,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated February 13, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No.1 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 1 to Registration Statement on Form F-1 filed January 27, 2023

Risk Factors, page 19

1.	We note your revised disclosure that “the bank account of Galaxy Payroll Group Limited had not been opened until November 15, 2022.” Please revise your prospectus to disclose the risks associated with offering the securities of a holding company that historically has not maintained a bank account separate from its subsidiaries, or alternatively provide us with your analysis as to why such risks are not material. Please refer to comment 2 in our letter dated October 13, 2022.

Response: In response to the Staff’s comment, the Company respectfully reiterates its view here that it is not material to have a holding company historically maintaining a bank account due to the following: (1) Before opening the bank account on November 15, 2022, the Company’s directly wholly-owned holding subsidiary, Melkweg Holdings Limited (“Melkweg Cayman”) could distribute dividends, and receive investment through its bank account. Melkweg Cayman is a holding company incorporated in Cayman Islands that is wholly owned by the Company, as indicated in the corporate diagram in the Amendment No. 2 to Registration Statement on Form F-1 (“F-1/A No. 2”); (2) Melkweg Cayman is a private company with limited number of shareholders. It does not have any business activities other than acting as an intermediary entity between the Company and the Company’s operating subsidiary; and (3) From August 26, 2021, the date the Company became the holding company to November 15, 2022, the date it opened its own bank account, only 15 months in between, a short pre-IPO period. Therefore, the Company regards the fact that it historically has not maintained a bank account separate from its subsidiaries as not material.

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, the Company has added a separate risk factor on page 36 of the F-1/A No. 2.

General

3.	We note your response to comment 3, as well as your revised disclosure on the resale prospectus cover page that “[a]ny sales will occur from time to time at prevailing market prices or in privately negotiated prices.” On the resale prospectus cover page, please also include a placeholder for the date of effectiveness of this registration statement, the initial public offering price of your ordinary shares, and the most recent trading price of your ordinary shares on Nasdaq. Also confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has added placeholders as requested on the cover page of the Resale Prospectus, and has confirmed that it will include such information in the Rule 424(b) prospectus when filing.

4.	According to your filing fee table the registration statement covers 4,000,000 ordinary shares to be offered by the company and 960,000 ordinary shares to be offered by the selling shareholder. According to the prospectus and the legal opinion you also are offering up to 600,000 ordinary shares to the underwriter. Please revise your filing fee table accordingly, or advise.

Response: In response to the Staff’s comment, the Company has revised the filing fee table accordingly.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.